United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

January 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X         Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes        No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Company: Companhia Vale do Rio Doce Board Members
Company: Companhia Vale do Rio Doce Executive Directors
Company: Companhia Vale do Rio Doce Fiscal Council Members
Company: Companhia Vale do Rio Doce Principal Shareholder (Valepar S.A.)
Company: Companhia Vale do Rio Doce Name: Wanderlei Viçoso Fagundes
SIGNATURES

Shares traded by Board Members, Fiscal Council Members, Executive Directors and principal shareholder on December 2003 (aggregate).

Company: Companhia Vale do Rio Doce
Board Members

Initial balance

			%

Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital

Shares	PN	6	0	0
Shares	ON	21	0	0

Trading realized in the month

	Characteristic of
Type of security	the security	Transaction	Date	Quantity	Price	Volume (R$)

Shares	PN	Buy	12/18/2003	1,000	R$139.00	R$139,000.00

Final balance

			%

Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital

Shares	PN	1,006	0	0
Shares	ON	21	0	0

Company: Companhia Vale do Rio Doce
Executive Directors

Initial balance

			%

Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital

Shares	ON	10,538	0	0

Final balance

			%

Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital

Shares	ON	10,538	0	0

Company: Companhia Vale do Rio Doce
Fiscal Council Members

Initial balance

			%

Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital

Shares	PN	98	0	0

Final balance

			%

Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital

Shares	PN	98	0	0

Company: Companhia Vale do Rio Doce
Principal Shareholder (Valepar S.A.)

Initial balance

			%

Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital

Shares	ON	130,715,711	52.3	33.6

Final balance

			%

Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital

Shares	ON	130,715,711	52.3	33.6

Shares traded by Board Members, Fiscal Council Members, Executive Directors and principal shareholder on December 2003 (individually).

Company: Companhia Vale do Rio Doce
Name: Wanderlei Viçoso Fagundes	CPF/CNPJ: 043.341.757-91

Board Member

Initial balance

			%

Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital

Shares	ON	1	0	0

Trading realized in the month

	Characteristic of
Type of security	the security	Transaction	Date	Quantity	Price	Volume (R$)

Shares	PN	Buy	12/18/2003	1,000	R$139.00	R$139,000.00

Final balance

			%

Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital

Shares	ON	1	0	0
Shares	PN	1,000	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: January 14, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer